NEWS RELEASE

December 19, 2006

Trading Symbol: TSX: RNG

Amex: RNO

Rio Narcea Exercises Warrants in Chariot Resources Limited

Toronto, Ontario -- Rio Narcea Gold Mines Ltd. ("Rio Narcea" or "the Company") today announced that it has exercised the 13,430,000 warrants of Chariot Resources Limited (TSX:CHD) which the Company acquired in October, 2006.  As a result, Rio Narcea now owns a total of 51,550,500 common shares of Chariot, which is equivalent to 16.9% of the shares outstanding once all the warrants are exercised.  The cost to Rio Narcea to exercise these warrants was C$4.7 million.

On October 5, 2006 the Company had announced that it had acquired additional shares and warrants in the capital of Chariot Resources Limited, which made Rio Narcea Chariot’s largest shareholder.

"Rio Narcea continues to be impressed with the potential of Chariot and its Marcona Copper Project, which is located in Southern Peru.  Recently Chariot announced significantly increased resources at the Mina Justa prospect, which reinforces our confidence in both the geology and the management team," said Chris von Christierson, Chairman and CEO of Rio Narcea.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper mine in southern Spain and gold at its El Valle and Carlés mines in northern Spain.  Closure of the northern Spanish gold mines is planned for the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements
This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Web Site: www.rionarcea.com

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com